Gazoo Energy Group, Inc.
2569 McCabe Way
Irvine Ca, 92614-6243

Patrick Kuhn
Senior Assistant Chief Accountant

DIVISION OF CORPORATION FINANCE - Mail Stop 3010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C. 20549

Re: Principal Capital Group, Inc./Gazoo Energy Group, Inc.

Dear Mr. Kuhn

The contents of the letter we received on September 2, 2009 have been reviewed by the company and acted upon, where appropriate.

New auditors, registered with the PCAOB, have been retained to audit the company's October 31, 2009 financial statements and, in accordance with the second paragraph of the aforementioned letter, their engagement includes the re-audit of the October 31, 2008 financial statements.

It is understood that the financial statements previously audited by Moore and Associates and included in our most recent Form 10K will be re-audited by our new auditors.

Sincerely,

/s/ Chip Hackley

Chip Hackley
Chief Executive Officer